Exhibit 17

Alan M. Sebulsky 403 Mayflower Road Lake Forest, IL 60045	March 6, 2007

Mr. Carl G. Anderson, Jr.
Chairman and CEO
Arrow International, Inc.
2400 Bernville Road
Reading, PA 19605

Dear Carl:

This letter is to inform you that I hereby resign from the Board of Directors of Arrow International, effective immediately. The growth of Apothecary Capital is putting growing demands on my time, making it increasingly difficult to devote the time necessary to continue to serve on the Board. Additionally as Apothecary makes more private investments, it may be necessary to serve on the Boards of portfolio companies.

Although I am not resigning because of a disagreement with the company, please note that I disagree with the Board’s recent decision to postpone the company’s annual meeting from April to July as evidenced by my vote against the proposal.

I have greatly enjoyed my ten years on the Board and hope I have been able to make a meaningful contribution. I wish you and the company much future success.

Sincerely,

Alan M. Sebulsky